UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
LoveBug Nutrition Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       February 2, 2018

Physical address of issuer
115 E 34th Street, Suite 1506, New York, NY 10156

Website of issuer
https://www.lovebugprobiotics.com/

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$596,733.00	$668,570.00
Cash & Cash Equivalents	$128,040.00	$178,973.00
Accounts Receivable	$215,848.00	$11,097.00
Short-term Debt	$72,000.00	$0.00
Long-term Debt	$75,000.00	$0.00
Revenues/Sales	$2,093,034.00	$470,257.00
Cost of Goods Sold	$769,866.00	$183,051.00
Taxes Paid	$0.00	$0.00
Net Income	-$396,799.00	-$637,934.00


April 30, 2018

FORM C-AR

LoveBug Nutrition Inc.




      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by LoveBug Nutrition Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the SEC annually and post the report on its website at https://www.lovebugprobiotics.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate reporting in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is April 30, 2018.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

LoveBug Nutrition Inc. (the "Company" or "LoveBug Probiotics") is a Delaware Corporation, formed on February 2, 2018. The Company is currently also conducting business under the name of LoveBug Probiotics.

The Company is located at 115 E 34th Street, Suite 1506, New York, NY 10156.

The Company's website is https://www.lovebugprobiotics.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

LoveBug Probiotics brings customers an award-winning range of probiotic supplements, formulated in consultation with a team of scientists and doctors. The company uses patented time-release delivery technology, glass bottles, high quality probiotic strains, packaged with organic cotton, and all products are manufactured in the United States.

RISK FACTORS

Risks Related to the Company's Business and Industry

The amount of capital the Company has raised to date is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised to date. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a stockholders to lose all or a portion of their investment.

Raising additional capital may cause dilution to our existing stockholders or restrict our operations.
We intend to seek additional capital through a combination of public and private equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity or

6

debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, and restrictions on our business operations that could adversely impact our ability to conduct our business.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We moved our incorporation from New York to Delaware effective February 2, 2018. We have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to source raw materials and manufacture for our products according to our specifications.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of our products which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors in the U.S. because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of probiotic supplements, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Ashley Harris who is Chief Executive Officer, (10/03/2014) to present of the Company. The Company has entered into employment agreements with Ashley Harris although there can be no assurance that she will continue to be employed by the Company for a particular period of time. The loss of Ashley Harris or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming in part due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Ashley Harris in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Ashley Harris die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are not required to nor have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and United Kingdom.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products

may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials, transportation, and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury,

illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.
Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products. Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business
LoveBug Probiotics brings customers an award-winning range of probiotic supplements, formulated in consultation with a team of scientists and doctors. The company uses patented time-release delivery technology, glass bottles, high quality probiotic strains, packaged with organic cotton, and all products are manufactured in the United States.

Business Plan
The Company intends to grow our customer base through increasing our distribution through retailers, and by growing our online customer base on our own web site and on Amazon. We aim to increase our retail door count substantially, with the corresponding need to invest in brand awareness, marketing, inventory, working capital, and team members.

History of the Business
In February 2018 we moved the corporate domicile of LoveBug Probiotics from New York to Delaware.

The Company's Products and/or Services

Product / Service	Description	Current Market
Here's the Skinny	Probiotic supplement to help aid digestion, metabolism, and helps to rebalance the gut	Targets the 70 million Americans estimated to have digestive health issues
Yeast is a Beast	Probiotic supplement to help promote urinary tract health and help manage yeast levels	Targets women with yeast infections
Colds Suck	Colds Suck is the company's immune-boosting product made with good bacteria and a blend of zinc, vitamin C, and Echinacea	Aims to prevent colds and helps aid recovery from colds
Little Ones	Probiotic for children aged 4 years to 12 years	Children aged 4 years to 12 years
Tiny Tummies	Probiotic for babies	Babies from birth until 4 years of age
Labor of Love	Pre- and Post-natal Probiotic Supplement with Folic Acid	Pregnant and nursing mothers

We have a wide range of probiotic supplements under development for different age groups and benefits. We sell through our web site, online with Amazon, and in-store with an increasing number of retailers.

Competition
The Company's primary competitors include Cullurelle, Align, RenewLife, Shiff, Florastor, Olly, and a number of private label products. The microbiome/probiotics market is a large, fast-growing and competitive market. We are currently a small producer in a market that has many large competitors. We will have to compete against large global corporations that have large and established distribution channels. Many of the companies offering these products have significantly more resources than we do, including some companies backed by venture capital funds and large pharmaceutical companies.

Supply Chain and Customer Base
Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. We believe that we have successfully secured the materials necessary to meet our requirements where there have been short-term imbalances between supply and demand, but generally at higher prices than those historically paid.
The Company's customers have primarily been end-consumers purchasing our products through our corporate web site or via Amazon. We are expanding our customer base into the retail channel.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4994156	Class 005	Colds Suck	January 15, 2015	July 5, 2016	USA
5443948	Class 005	DIY UTI	May 6, 2016	September 12, 2017	USA
4847887	Class 005	Here's the Skinny	January 17, 2015	November 3, 2015	USA
5252328	Class 005	How's Your Tummy?	July 7, 2016	July 25, 2017	USA
5257191	Class 005	Labor of Love	March 6, 2016	August 1, 2017	USA
5257449	Class 005	LB logo	May 6, 2016	August 1, 2017	USA
5247177	Class 005	Little Ones	January 24, 2016	July 18, 2017	USA
5257562	Class 005	LoveBug	June 2, 2016	August 1, 2017	USA
5177989	Class 005	Spread the Love	March 18, 2016	April 4, 2017	USA
5237808	Class 005	Tiny Tummies	January 24, 2016	July 4, 2017	USA
5257136	Class 005	We are #1 at #2	February 2, 2016	August 1, 2017	USA
4994202	Class 005	What's Your Gut Feeling?	February 18, 2015	July 5, 2016	USA

Governmental/Regulatory Approval and Compliance

In the U.S., our products fall under the FDA's GRAS (Generally Regarded as Safe) guidelines. The FDA, other U.S. and foreign government agencies, and industry associations regulate or provide guidance on some of the products that we manufacture. Some of our current and future products might require clearance or approval from the FDA or counterpart regulatory agencies in other countries before they can be marketed or sold. The process for obtaining marketing approval or clearance may be time consuming and expensive, and may require us to modify our products. Governmental agencies may also impose new requirements or amend or interpret existing regulations in ways that may require us to modify or re-register our products or otherwise impact our ability to market such products. Even once clearance or approval has been obtained for a product, we will still be obligated to meet the applicable regulatory requirements. Further, our failure to comply with the applicable good manufacturing practices, adverse event reporting, and other requirements of these agencies could hamper or impede the production, marketing or sale of our products and result in fines, delays or suspensions of regulatory clearances, closure of manufacturing sites, seizures or recalls of products and damage to our reputation.

Litigation
None

Other
The Company's principal address is 115 E 34th Street, Suite 1506, New York, NY 10156

The Company has the following additional addresses: WeWork, 450 Lexington Avenue, New York, NY 10017

The Company conducts business in New York, Georgia, Ohio, California, and Minnesota.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Lovebug Nutrition Limited	Limited Liability Company	United Kingdom	February 20, 2017	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Ashley Harris

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, 10/03/2014 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, LoveBug Nutrition, 10/03/2014 to present

Education
BA from the University of Pennsylvania and MFA from Sotheby's Institute of Art in London

Name
Benjamin Harris

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Financial Officer, 10/03/2014 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Financial Officer, LoveBug Nutrition, 10/03/2014 to present
Director, ORIX Leveraged Finance, 03/02/2015 to present

Education
BSc Economics from University College London (England, U.K.) and an MBA from the University of Chicago Booth School of Business

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Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Ashley Harris

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, 10/03/2014 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive, LoveBug Nutrition, 10/03/2014 to present

Education
BA from the University of Pennsylvania and MFA from Sotheby's Institute of Art in London

Name
Benjamin Harris

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Financial Officer, 10/03/2014 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Financial Officer, LoveBug Nutrition, 10/03/2014 to present
Director, ORIX Leveraged Finance, 03/02/2015 to present

Education
BSc Economics from University College London (England, U.K.) and an MBA from the University of Chicago Booth School of Business

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 6 employees in New York, Georgia, Ohio, California, and Minnesota.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount Authorized	10,000,000
Amount outstanding	5,170,095
Voting Rights	One share one vote
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable

Securities issued pursuant to Regulation CF:

Type of security	Common Stock
Amount outstanding	170,095
Voting Rights	One share one vote
Anti-Dilution Rights	None

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	Fundation Group LLC
Amount outstanding	$70,000.00
Interest rate and payment schedule	12.99%, repayable in fortnightly payments of $1,778.45 over a two year term.
Amortization schedule	Fortnightly payments of $1,778.45 over a two year term.
Describe any collateral or security	Guaranteed by the CEO Ashley Harris.
Maturity date	December 27, 2019
Other material terms	None

Related Person/Entity	Benjamin Harris
Relationship to the Company	Co-founder, CFO and Treasurer
Total amount of money involved	$75,000.00
Benefits or compensation received by related person	None - the loans are interest free and are to help the Company on a short-term basis while long-term capital is put in place.
Benefits or compensation received by Company	The Company received liquidity and access to small amounts of capital on short notice.
Description of the transaction	Benjamin Harris has extended interest-free, repayable on demand, loans to the Company to fund short-term working capital requirements.

The total amount of outstanding debt of the company is $174,000.

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	170,095	$445,754	Working capital, hire employees	12/19/2017	Regulation CF

Ownership

The Company is a C corporation with a few people controlling the majority of shares. The controlling shareholders are Ashley Harris and Benjamin Harris, the co-founders of the Company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Ashley Harris	79.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Revenue increased approximately 350% from $470K in 2016 to $2.1MM in 2017. Revenues grew due to an increase in our direct sales on our web site, sales to customers on Amazon, and an increase in our retail distribution. Total operating expenses increased to $1.7MM in 2017 from $0.9MM in 2016 as the Company continued to invest in our brand and our team.
The Company intends to continue to increase its distribution at retail and to continue to invest in our brand. As a result, the Company may not be profitable.

Liquidity and Capital Resources

On 12/19/2017 the Company conducted an offering pursuant to Regulation CF and raised $445,754.

The Company is exploring additional sources of capital to finance the Company's business plan, which includes substantial growth in the U.S. retail distribution of the Company's products and significant investment in inventory, working capital, marketing, employees, and other general corporate purchases. The Company will need to raise additional capital to support the intended investments.

For further information, please refer to our financial statements on Exhibit A.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any holder of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the holder of such securities or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the holder of such securities or the equivalent, or in connection with the death or divorce of the holder of such securities or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Benjamin Harris
Relationship to the Company	Co-founder, CFO and Treasurer
Total amount of money involved	$75,000.00
Benefits or compensation received by related person	None - the loans are interest free and are to help the Company on a short-term basis while long-term capital is put in place.
Benefits or compensation received by Company	The Company received liquidity and access to small amounts of capital on short notice.
Description of the transaction	Benjamin Harris has extended interest-free, repayable on demand, loans to the Company to fund short-term working capital requirements.

OTHER INFORMATION

**The Company has complied with the ongoing reporting requirements of Regulation CF §
227.202 in the past.**

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Benjamin Harris
(Signature)

Benjamin Harris
(Name)

Chief Financial Officer and Treasurer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Ashley Harris
(Signature)

Ashley Harris
(Name)

Chief Executive Officer
(Title)

April 30, 2018
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

LOVEBUG NUTRITION, INC.
BALANCE SHEETS
(unaudited)

	December 31, 2017	December 31, 2016
Assets		
Current assets:		
Cash	$ 128,040	$ 178,973
Accounts receivable, net	215,848	11,097
Inventory	252,845	478,500
Total current assets	596,733	668,570
Total Assets	$ 596,733	$ 668,570
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 237,900	$ 73,216
Total current liabilities	$ 237,900	$ 73,216
Total liabilities	$ 237,900	$ 73,216
Commitments and contigencies (Note 3)		
Stockholders' Equity		
Common stock, no par, 200 shares authorized, 10 issued and outstanding as of December 31, 2017 and 2016	148,661	-
Additional paid-in capital	1,455,330	1,461,400
Accumulated deficit	- 1,245,157	- 866,046
Total stockholders' equity	358,832.98	595354
Total liabilities and stockholders' equity	$ 596,733	$ 668,570

LOVEBUG NUTRITION, INC.
STATEMENTS OF OPERATIONS
(unaudited)

	Year ended December 31, 2017		Year ended December 31, 2016	
Revenues	$	2,093,034	$	470,257
Cost of revenues		769,866		183,051
Gross profit		1,323,168		287,206
Operating expenses:				
General and administrative		1,315,301		757,406
Sales and marketing		387,960		177,518
Research and development		3,150		2,600
Total operating expenses		1,706,411		937,524
Loss from operations	-	383,243	-	650,318
Other (income) expense:				
Other (income) expense		13,556	-	12,384
Total other (income) expense		13,556	-	12,384
Net loss	-$	396,799	-$	637,934